At registrant's Annual Meeting on March 23, 2016, stockholders voted on the following matter reportable under this Sub-Item:

A proposal recommending the amendment of the Certificate of Incorporation to increase the authorized number of shares of Common Stock from 30,000,000 to 40,000,000, with 20,212,664 votes for and 2,264,475 votes against the proposal and 202,545 shares abstaining.